Exhibit 12.1

Simmons First National Corporation
Computation of Consolidated Ratios of Earnings to Fixed Charges

(In thousands, except ratios)	Year Ended December 31,
	2014	2013	2012	2011	2010
Fixed Charges:
Interest on deposits	$9,079	$8,399	$10,625	$14,925	$19,537
Interest on borrowings	4,892	3,864	4,992	5,471	7,469
Estimated interest on rental expense	1,663	1,264	936	617	526
Fixed charges including interest on deposits (A)	15,634	13,527	16,553	21,013	27,532
Less: Interest on deposits	9,079	8,399	10,625	14,925	19,537
Fixed charges excluding interest on deposits (B)	$6,555	$5,128	$5,928	$6,088	$7,995

Earnings:
Pretax income from continuing operations	$50,290	$32,536	$40,015	$35,799	$54,431
Fixed charges including interest on deposits	15,634	13,527	16,553	21,013	27,532
Earnings, including interest on deposits (C)	65,924	46,063	56,568	56,812	81,963
Less: Interest on deposits	9,079	8,399	10,625	14,925	19,537
Earnings, excluding interest on deposits (D)	$56,845	$37,664	$45,943	$41,887	$62,426

Ratio of earnings to fixed charges:
Including interest on deposits (C /A)	4.22	3.41	3.42	2.70	2.98
Excluding interest on deposits (D / B)	8.67	7.35	7.75	6.88	7.81